                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                              DYNAMIC REALITY, INC.
                 (Exact of Small Business Issuer in its Charter)

              NEVADA                                             91-1997729
              ------                                             ----------
    (State or other jurisdiction of                           (I.R.S. Employer
    incorporation or organization)                           Identification No.)

141 ADELAIDE STREET WEST, STE 1004, TORONTO, ONTARIO               M5H 3L5
----------------------------------------------------               -------
     (Address of principal executive offices)                     (Zip Code)

Registrant's telephone number, including area code              (416) 628-5264
                                                                --------------

Securities registered pursuant to section 12(b) of the Act:

   TITLE OF CLASS                      NAME OF EACH EXCHANGE ON WHICH REGISTERED
   --------------                      -----------------------------------------
       NONE                                              NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                                (TITLE OF CLASS)

                                TABLE OF CONTENTS

        ITEM NUMBER AND CAPTION                                                                                  PAGE
        -----------------------                                                                                  ----

        PART I

          ITEM 1.       DESCRIPTION OF BUSINESS                                                                  3
          ITEM 2.       MANAGEMENT'S DISCUSSION AND PLAN OF OPERATIONS                                           7
          ITEM 3.       DESCRIPTION OF PROPERTIES                                                                8
          ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL                                                 9
                        OWNERS AND MANAGEMENT
          ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS                                              9
                        AND CONTROL PERSONS
          ITEM 6.       EXECUTIVE COMPENSATION                                                                   10
          ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                                           10
          ITEM 8.       DESCRIPTION OF SECURITIES                                                                11

        PART II

          ITEM 1.       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S                                        12
                        COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
          ITEM 2.       LEGAL PROCEEDINGS                                                                        12
          ITEM 3.       CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS                                               12
          ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES                                                  12
          ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS                                                12

        PART F/S
                                                                                                                 13
          ITEM 1.       FINANCIAL STATEMENTS

        PART III

          ITEM 1.       INDEX TO EXHIBITS                                                                        22



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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Dynamic Reality, Inc. intends to develop a vertical internet-based retail, marketing and consumer product information portal, focused on electronic products. Dynamic Reality is a company in the development stage. Dynamic Reality was incorporated in the State of Nevada on December 31, 1996. From incorporation until late 2000, Dynamic Reality had no business operations of any kind.

We currently do not have capital to implement the business plan and must obtain funding. If we do not receive funding, we will have to discontinue our business plan. The independent auditors of Dynamic Reality have qualified their opinion as to our ability to continue as a going concern. To fund our operations, we intend to seek either debt or equity capital or both, strategic alliances and joint venture arrangements and acquisitions of businesses with ongoing profitable operations, among other things. Until such time as Dynamic Reality has adequate funding, the stockholders, officers and directors have committed to advance the operating expenses of the company.

Dynamic Reality has no commitments for funding from unrelated parties or any other agreements that will provide working capital. We cannot give any assurance that Dynamic Reality will locate any funding or enter into any agreements that will provide the required operating capital.

BUSINESS STRATEGY

Our plan is to design and build a vertical, internet based, customized retail marketing and consumer information portal. The objective of the portal is to provide retail consumers with a wide range of electronic consumer products with readily available and timely product and industry-related information and news, and links to other retail and vendor electronics web sites.

In February 2001, we registered an on-line store with Vstore.com, located at http://dynamicreality.vstorecomputers.com/ on which we have established our internet-based electronic product retail store known as The Store.

The product focus will be on consumer electronic products. We believe there will continue to be an active replacement market for persons seeking to upgrade what they have and an expanding market for computer related products and other electronic products. We believe there are in excess of 14,000 products which we will offer through The Store that enjoy regular consumer attention in this market segment and about which information is needed that prospective customers will seek and find useful.

Currently, the Vstore is our only source for products and information. If we are successful in raising capital we intend to expand our site where the Vstore is only a part of the site and not the main page or body of the site. In the future when we become more firmly established, we will identify the specific products that will be represented on our website among those available from Vstore.com and from establishing the necessary direct alliances or sources for products and product information. We intend to offer higher quality and reliable products that have a consumer following and are provided by more established manufacturers. As part of this process, we will be identifying sources of timely information and news on the products and companies that will be represented in The Store. Together, these elements, we believe, will be of added value to consumers and serve to generate customer contacts on our website. We believe that consumers today are well informed and, if not, seek out information so that they become well informed and demand a broad selection of products. The Store intends to meet these demands.

Simultaneously with product identification and product information sources, we are developing a focused marketing strategy to introduce The Store to consumers to generate Internet-based traffic to it. We intend to target individual consumers and small businesses.



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Our sources of revenues principally will be from product sales. Our product revenues will be a percentage of the product purchase price, both as pre-established form time to time by Vstore.com for those products purchased through our website. For our company to be successful, we will have to operate efficiently on the limited revenue percentages we earn. Therefore, we will be dependent on increasing traffic to our website and generating increasing sales through our website to increase our income. In the future, we may generate revenues from advertising and click-through fees. Advertising revenues will be related to the size and quality of the website audience. They may include the sale of advertising banners, placement of pop-up windows and sponsorship or other promotional rights. Click-through revenues will result from participation in programs with other on-line partners and revenue sharing arrangements. Revenue sharing and commission type income is expected to be a small percentage of the ultimate sale revenue generated by a person that initially locates a product on our website but links elsewhere at which website the purchase is made.

AGREEMENT WITH VSTORE.COM

We have a contractual agreement with Vstore.com to provide e-commerce and other technology services for the operation of our website and to provide access to the products we will offer in The Store.

There are over 14,000 products for which Vstore.com has selling arrangements and from which consumers visiting our site may select. We currently can select only from the products that Vstore offers. When customers order products from The Store under our current arrangement they are in essence ordering direct from the Vstore through an electronic link. Vstore.com processes the credit card information for verification and payment, and then forwards the order to one of the product suppliers pursuant to its fulfillment arrangements. Vstore.com has fulfillment arrangements with either manufacturers, wholesalers or other intermediaries who will receive the order and ship it to The Store's customer. Vstore.com will also handle overseeing orders, cancellations and returns and tracking product sales. Vstore.com will provide customer service. We will receive various sales activity reports from Vstore.com. We will be paid a percentage of the purchase price for all completed sales as a referral fee. Payments will be made quarterly, in arrears from Vstore.com. In the future we intend to offer our own array of products through direct agreements with manufacturers.

Vstore.com also hosts The Store on their server. Therefore, we are dependant on Vstore.com maintaining the necessary equipment and contractual arrangements that will permit persons to locate and use our website. We believe that outsourcing a large portion of our technology infrastructure in this manner will permit us to be able to reduce up-front costs associated with constructing and expanding a complex e-commerce and product information community.

Vstore.com is authorized by TRUSTe, the leading privacy seal program on the internet. TRUSTe is an independent organization dedicated to building consumer trust and confidence in the internet. We believe that shopping on our website using the services of Vstore.com is entirely safe for the use of consumer credit card information. Notwithstanding the foregoing, in the event of fraud conducted in a sale originating on our website, we may be held liable for improper charges to our consumers credit cards. In addition, although we are exclusively a marketing portal, we may be held partially or fully responsible for defective products sold though our website.

PRODUCTS

We plan to offer a broad selection of personal computer hardware, software, peripherals and accessories. Our product offering will be orientated towards the intermediate to sophisticated individual and small business consumers. We believe that these consumers are better educated about the products they want, more willingly upgrade and expand their computer systems and seek out higher margin products than first time personal computer buyers.

We believe that the increased familiarity with and acceptance of computers will continue to generate demand for a wide variety of personal computer products. For example, we see demand being generating from the following:

         -        growing use of the Internet as a source of entertainment,



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         -        on-line shopping,

         -        improvements in graphical interfaces,

         - development of integrated software packages such as office suite products,

         - the constant flow of new interactive educational and entertainment products, and

         - new technologies such as the CD ROM which provides a multimedia experience involving full-motion video and stereo sound.

The products that we will offer will include computer and computer-related products, brand-name desktops, notebooks, and personal organizers by manufacturers such as Compaq Computer Corporation, Cannon Inc., Hewlett-Packard Company and software from Microsoft Corporation, Lotus Development Corporation and Adobe Systems Incorporated. We also will offer digital cameras, laser printers, laser jet and color jet printers, monitors and flatbed scanners. Our merchandise offerings are delimited by those that Vstore.com has marketing arrangements with and to which we have access through our Vstore.com agreement.

All of our products will be purchased on-line and will be supplied either by the manufacturer or by other companies on a drop shipment basis. Dynamic Reality will not carry any inventory.

MARKETING

The key to success of The Store is the creation of a marketing strategy that attracts consumers to our website who stay there to order products they see offered.

Our overall marketing program will be designed to generate customer awareness of The Store and create a base of users of our website. Our initial target for 2001 is to establish a base of 20,000 users. We plan to take steps to increase this base to 100,000 in 2002 and 250,000 in 2003.

To establish the user base and create consumer traffic to our website, we intend to enter into marketing relationships and leverage existing relationships with leading on-line content providers, search engines and other e-commerce companies. These alliances and relationships include, but are not limited to, on-line promotions, advertising and targeted e-mail. Were appropriate, we will use print, radio and television and bulk mailings. We also expect to engage qualified marketing consultants for assistance in developing a comprehensive and effective longer-term marketing plan and strategy.

In addition, our longer term plans include the addition of customer reward-type programs, such as affiliation and membership plans whereby consumers would earn points that could be utilized to obtain product pricing discounts. We have not formulated a specific points plan at this time, but our intent to create one that is competitive to existing plans but is different enough to draw attention to our website.

An important part of our marketing will be to create brand identification of our website. We recognize the importance of the goodwill associated with a successful website and the confidence consumers have in using it for their informational and product needs. Over time brand identification becomes an important asset of the company. To that end, we plan to devote substantial effort to creating a website that is up to date, easy to use and secure. In addition, we will continually evaluate the products offered to be competitive and well regarded. Finally, we plan to provide the kind of product information and website links that consumers demand. Over time, were it is warranted, we will offer consumer newsletters, message boards and chat rooms.

Although many of our marketing plans have been successfully used in the past by different web based companies, there is no assurance that we will be able to use them successfully to create the consumer base we seek. Moreover, because the consumer is increasingly sophisticated and exposed to a myriad of marketing programs, we will have to constantly appraise our strategies and seek out ways to change and improve them so as to remain fresh and competitive. No assurance can be given that we will successfully change and update our marketing in a way that continues to generate positive consumer reaction to our website.



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COMPETITION

In vertical internet marketing and in internet marketing generally, we face enormous competition from many sources. Most importantly, there are very few barriers to entry for other persons to establish websites to sell their products. In fact, the existence of Vstore.com and similar companies, encourages direct competition and costs very little to establish. In the electronics field there are many competitors, most of whom have greater financial and personnel resources than we have. Many of these competitors are well established and well recognized brick and mortar retailers, most of which have website presenses that offer products that will be competitive to us. In addition, there are specialty electronics manufacturers and supplies which have websites of their own and with which we will compete.

We plan to be competitive on the basis of creating market awareness of our website and The Store. To achieve that awareness we will have to engage in marketing programs that differentiate us from others, some of which will be expensive. To the extent we are able to spend any financial resources on our marketing we will be at a competitive advantage to many websites that make little effort to create a market presence. We also plan to differentiate our website from those of our competitors by defining the vision of the company as an information technology ally to our clients. Competition in the retail marketplace is great, and we will not be able to compete in any effective way without providing additional value to consumers. We believe our information resources, our convenient and secure website, and our product offerings will create that differentiation.

Our ability to compete will be dependant on the level of shipping charges and other order fulfillment expenses we must impose. Any significant increase in the cost of shipping and other expenses may put internet shipping at a disadvantage compared to bricks and mortar shopping locations.

REGULATION

Currently the principal law regulating our business is general consumer protection law at the federal and state level. These laws generally govern all commercial transactions and touch on all aspect of a consumer purchase transaction.

Because of the growing presence of the internet and the increasing advantage to e-commerce, it is expected that the laws specifically regulating business transactions on the internet will develop to meet its unique characteristics. Although we are unaware of any specific law initiatives, we would expect any new laws to be burdensome and impose additional costs or limit activities that would result in a hindering of e-commerce, as we are able to conduct it today.

Advertisers focus their efforts on reaching particular demographic groups. Therefore, advertising revenues will be highly dependant on our ability to use information about our website users and share the information with others. If we are not able to legally share information regarding our customers with potential advertisers, our ability to generate advertising revenues will suffer. The public is becoming increasingly concerned about issues relating to privacy on the internet. This increased sensitivity could result in the adoption of stringent legislation that prevents or limits our ability to use personal and other data about our customers.

Internet transaction taxation is an area that has been the subject of much scrutiny during the last several years. As internet sales increase, the manner in which sales taxes are imposed on transactions will have to reevaluated by the various taxing authorities. To the extent that governmental authorities impose sales or other taxes on e-commerce transactions in excess of current taxation policies, there may be a slowing of the use of the internet as a way to obtain products.

The information about products that we may use from time to time will be subject to copyright and other intellectual property laws. Although we intend to obtain licenses or permission arrangements for the use of information content on our website, if we fail to obtain the necessary permits or we use the information beyond the scope of the permit, we will be responsible for the damages asserted by the owner of the information. In some instances, violations of the rights of others may result in liability measured in multiples of the actual damages. If we become subject to any



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claims for the violation of the intellectual property of others, our financial condition will be materially and adversely affected.

Any new legislation or regulation regarding the internet, or the application of existing laws and regulations to the internet which are not currently imposed thereon, could materially adversely affect our business. If we are alleged to violate federal, state or foreign, civil or criminal law, even if we could successfully defend the claims, it could materially adversely affect us.

EMPLOYEES

We currently employ one person as our executive officer. This person is Ms. Cindy Roach who devotes approximately one-half of her business time to the affairs of the company. We do not have any other employees at this time.

ITEM 2.  MANAGEMENTS'S DISCUSSION AND PLAN OF OPERATION

FORWARD LOOKING STATEMENTS

When used in this Form 10-SB and in future filings by Dynamic Reality with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or we expect," "will continue," "is anticipated," "estimated," or similar expression or use of the future tense, are intended to identify forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below and others are described in other parts of this Form 10-SB. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

SELECTED FINANCIAL DATA

Because Dynamic Reality is a development stage company, selected financial data would not be meaningful. Reference is made to the financial statements of Dynamic Reality included elsewhere in the document.

OVERALL OPERATING RESULTS

We have had no revenues since our inception (December 31, 1996) through the current reporting period (December 31, 2000).

Operating expenses over that same four-year time frame totaled $14,300. $5,000 of these expenses were incurred on December 31, 1996 for consulting services rendered by our first president and chairman of the board, Mr. Antonio Garcia. Mr. Garcia received 950,000 shares or 9.5% of our current issued and outstanding common stock for these services. $300 was expensed for the fiscal year ended December 31, 1999 for legal and accounting services. For the year ended December 31, 2000, we incurred $9,000 for consulting services rendered by our current president and chairman of the board, Ms. Cindy Roach. Ms. Roach received 9,000,000 shares of our common stock (90% of our current issued and outstanding shares) for these services.

We have incurred a cumulative net loss since inception of $14,300 which was caused by the expenses discussed in the previous paragraph.



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LIQUIDITY AND CAPITAL RESOURCES:

We do not currently have any working capital with which we can fund our future operations. Our auditors have issued a going-concern opinion. We cannot assure you that we will be able to continue our operations without adequate funding.

On December 20, 2000, we signed two separate promissory notes totaling $7,500 for investment consulting services to be performed. Both notes have a maturity date of February 15, 2002. This resulted in an increase in prepaid expenses of $7,500 which is our only asset. Our total liabilities consist of the $7,500 of promissory notes and an accounts payable balance of $300 for the legal and accounting services performed in 1999. Total stockholders' deficit at December 31, 2000 was $(300).

PLAN OF OPERATION

Our business plan anticipates that we will generate sufficient revenues from commissions earned on sales through our web site; however, there can be no assurances given that such revenue will occur.

We plan to seek capital to fund our operations through a private placement of our securities. We may also seek acquisition opportunities with operating companies. We estimate that we will need approximately $1,000,000 to fund our operations and implement our business plan during the next two to three years. We have no financing commitments or acquisition arrangements or prospects at this time. We anticipate needing capital for the following purposes:

Working capital expenses, including adding staff, office space
  and general operating expenses                                      $500,000
Test marketing, strategic planning and consulting expenses             250,000
Product development                                                    250,000
                                                                    ----------
Total                                                               $1,000,000

We believe that we will require additional financing (over and above the aforementioned offering) in the future for the funding of marketing and advertising expenses. We cannot assure you that we will be successful in raising any of the capital needed to fund our operations.

EMPLOYEES

Currently we employ one person on a part time basis. If the business grows as we plan, we anticipate that we will need additional persons to fill administrative and technical positions. In that event, we intend to employ a mix of persons on a full and part time basis or on a consultant basis. We believe that there are many persons available with the skills we will require either in the Toronto area or on a telecommuting basis. We believe we will need website programmers, marketing personnel, telemarketing personnel, content developers, accounting personnel and general administrative personnel.

NEW ACCOUNTING PRONOUNCEMENTS

We have adopted FASB Statement 128. It is not expected that we will be impacted by other recently issued standards. FASB Statement 128 presents new standards for computing and presenting earnings per share (EPS). The Statement is effective for financial statements for both interim and annual periods ending after December 15, 1997.

FASB Statement 131 presents new standards for disclosures about segment reporting. We do not believe that this accounting standard applies to us as all of our operations are integrated for financial reporting and decision-making purposes.

ITEM 3. DESCRIPTION OF PROPERTIES.

The offices of the company are located at 141 Adelaide Street West, Suite 1004, Toronto, Ontario, M5H 3L5. The telephone number is 416-628-5297.



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Pursuant to an oral agreement, we are entitled to use office space otherwise provided to our executive officer. In addition, we are provided office services as may be required from time to time. We do not pay any amount for the office space or services. Any costs of this office are considered immaterial to the financial statements and accordingly are not reflected.

We believe that this facility is adequate to meet our needs in the foreseeable future. In the event our business expands, we believe we will have to find new offices. We believe that there is ample space available in the Toronto area to which we may relocate at competitive rates.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 28, 2001, the name and shareholdings of each person who owns of record, or was known by the us to own beneficially,* 5% or more of the shares of the common stock currently issued and outstanding; the name and shareholdings, including options to acquire the common stock, of each director; and the shareholdings of all executive officers and directors as a group.

                                                   NUMBER OF      PERCENTAGE
                                                   SHARES         OF
     NAME OF PERSON OR GROUP                       OWNED          OWNERSHIP
     -----------------------                       ----------     ----------

          Cindy Roach(1) .....................      9,000,000           90.0%
          Antonio Garcia(1) ..................        950,000            9.5%


          All executive officers and
          directors as a group (one person) ..      9,000,000           90.0%

----------

* Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

(1) Ms. Roach's address is 141 Adelaide Street West, Suite 1004, Toronto, Ontario, M5H 3L5.

(2)      Mr. Garcia's address is 2828 West Lincoln, Anaheim, California 92806.

There are currently no outstanding options or warrants to purchase shares of our stock.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Ms. Cindy Roach, 37, has been the president, treasurer and secretary and a director of the company since October 2000. Ms. Roach has been the secretary of LRS Capital Inc., a company engaged in mineral exploration, since October 2000. From March 2001, Ms. Roach has been a director of CraftClick, Inc., a company filing reports under the Securities Exchange Act of 1934 pursuant to Section 15(d), which company is engaged in winding up its business as a web site for consumer craft supplies. Ms. Roach has over 10 years experience as a consultant with group benefits and human resources administration. From 1990 to 2000, Ms. Roach was a group benefits consultant to Watson Wyatt Worldwide, a multi-national benefit consulting organization.



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ITEM 6.  EXECUTIVE COMPENSATION

The following table reflects compensation paid to the mostly highly compensated executive officer of Dynamic Reality at the end of the fiscal year 2000.

                                                                                         LONG TERM COMPENSATION
                                                                                 -----------------------------------
                                                                                          AWARDS             PAYOUTS
                                                                                 ------------------------    -------
                                                 ANNUAL COMPENSATION             RESTRICTED    SECURITIES
                                          ----------------------------------        STOCK      UNDERLYING      LTIP       ALL OTHER
                                           SALARY       BONUS        OTHER          AWARD       OPTIONS      PAYOUTS    COMPENSATION
 NAME AND PRINCIPAL POSITION      YEAR      ($)          ($)          ($)            ($)        SARS(#)        ($)           ($)
 ---------------------------      ----    --------     --------     --------     ----------    ----------    --------   ------------
Cindy Roach
President & Chairman of the
Board ........................    2000          $0           $0    $  9,000(1)          $0             0           0             $0

----------

(1) Ms. Roach received 9,000,000 shares of our common stock valued at $.001 per share for consulting services rendered. These services were valued at $9,000. She does not currently receive any salary.

Until we have sufficient capital or revenues, Ms. Roach will not be provided cash remuneration. At such time as we are able to provide a regular salary, it is our intention that Ms. Roach will become employed pursuant to an executive employment agreement, at an annual salary to be determined based on her then level of time devoted to the Company and the scope of her responsibilities. Until we enter into an employment agreement, we may use shares of common stock to compensate Ms. Roach. In addition, we may use common stock to compensate others for services to the Company.

DIRECTOR COMPENSATION

Persons who are directors and employees will not be additionally compensated for their services as a director. There is no plan in place for compensation of persons who are directors who are not employees of the Company, but it is expected that in the future we will create a remuneration and reimbursement plan.

OTHER COMPENSATION ARRANGEMENTS

Although we do not have any formal equity-based compensation plan, we do have the ability to enter into options and similar equity-based agreements with employees, consultants and others. In the future, we may enter into these types of agreements as the sole means or as part of the overall compensation of someone working for the company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     None.



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ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capital stock consists of 100,000,000 shares of capital stock, all of which is designated common stock, $.001 par value. As of March 28, 2001, there were 10,000,000 shares of common stock issued and outstanding.

COMMON STOCK DESCRIPTION

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, the holders are entitled to receive dividends ratably, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all the assets remaining after payment of all our liabilities and subject to the prior distribution to any senior securities that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. The holders of more than 50% of such outstanding shares, voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors. All outstanding shares of common stock are, when issued, the shares of common stock offered hereby, are full paid and non-assessable.

STOCK TRANSFER AGENT

The stock transfer agent for the common stock is Executive Registrar, 3118 West Thomas Road, Suite 707, Phoenix, Arizona 85017.




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                                     PART II


ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock is not traded in any market or electronic medium. We intend to seek inclusion in the Over-the-Counter Bulletin Board and are in the process of implementing steps to that end. There can be no assurance given that the common stock will be traded in any public market. Moreover, if our common stock is traded, there can be no assurance given that there will be active trades in the security or at all. Therefore, holders of our common stock may not be able to sell it from time to time.

HOLDERS

As of March 28, 2001, there were 27 holders of record of the common stock.

DIVIDENDS

We have never paid any dividends. For the foreseeable future, we anticipate that we will use any funds available to the company to finance the growth of our operations and that we will not pay cash dividends to holders of common stock. The payment of dividends, if any, in the future is within the discretion of the board of directors and will depend on our earnings, capital requirements, restrictions imposed by lenders and on our financial condition, having funds legally available to pay dividends and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS

None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On January 17, 2001, we issued 9,000,000 shares of common stock to Ms. Cindy Roach, the President of the Company, in payment of her services as a consultant in the preparation of our business plan. We have expensed $9,000 for these services. The issuance was made under Section 4(2) of the Securities Act of 1933 on the basis that Ms. Roach is a sophisticated investor. Ms. Roach is a director or has been an employee/consultant and is or has been a stockholder of several public and private companies, some of which operate in the area of internet marketing.

On December 20, 2000, the company borrowed an aggregate of $7,500 from two individuals, Mr. Alan Akrelrod and ZDG Investments Limited, respectively. These issuances were made under Section 4(2) of the Securities Act of 1933 on the basis that the lenders were either sophisticated investors in venture capital and start up financing opportunities or were accredited investors. The use of the capital raised from these loans was general working capital and payment of operating expenses.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Business Corporation Act permits Nevada corporations such as ours to include in the articles of incorporation a provision eliminating or limiting directors' exposure to liability for monetary damages for breaches of their duty of care as directors, if the director acted in good faith and with ordinary care. The act does not eliminate the directors' liability for monetary damages for acts or omissions not in good faith or involving the intentional violations of law, the improper purchase or redemption of stock, payment of improper dividends or any transaction from which the director received an improper personal benefit.

The act also permits Nevada corporations to include in the articles of incorporation a provision to indemnify any and all persons it has the power to indemnity. The act provides that a Nevada corporation may indemnify a person who was, is or is threatened to be made, a named party in a proceeding because the person is or was acting on behalf of the corporation. The indemnification by the corporation may be made if it is determined that the person conducted himself in good faith, reasonably believed that the conduct was in the corporation's best interests if the indemnitee is a director, or was at least not opposed to the corporations' best interests if the person was someone other than a director. Directors may not be indemnified if the person improperly benefited personally or the person is found liable to the corporation. The indemnification may be in respect of judgments, penalties, fines, settlements and reasonable expenses actually incurred.

We have implemented the above-described provisions in our articles of incorporation. In addition, our by-laws provide for similar provisions. We do not have separate agreements of indemnification or advancement of expenses. We do not have directors and officers insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, indemnification is against public policy and is therefore unenforceable. In the event that a claim for indemnification against liabilities, other than the payment by us of expenses incurred by a director, officer or controlling person in successful defense of any action, suit or proceedings, is asserted by such director, officer or controlling person in connection with the securities being offered or sold by us, we will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the federal securities law, and will be governed by the final adjudication of such case.


                                    PART F/S

Our financial statements are included in this report beginning on page F-1, immediately following this section.

                          INDEX TO FINANCIAL STATEMENTS


                                TABLE OF CONTENTS

                                                                                                 PAGE
                                                                                                 ----

Report of Simon Krowitz Bolin & Associates, P.A. independent accountants                           F-2

Balance Sheet for the years ended December 31, 2000 and December 31, 1999                          F-3

Statements of Income and Retained Earnings for the years ended December 31,
2000 and December 31, 1999                                                                         F-4

Comparative Statements of Cash Flows for the Two Years ended December 31, 2000
and December 31, 1999 and inception to December 31, 2000                                           F-5

Statement of Changes in Stockholders' Equity since inception, December 31, 1996
through December 31, 2000                                                                          F-6

Notes to Financial Statements                                                                      F-7

                     SIMON KROWITZ BOLIN & ASSOCIATES, P.A.
                         11300 ROCKVILLE PIKE, SUITE 800
                            ROCKVILLE, MARYLAND 20852


INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Dynamic Reality, Inc.
Toronto, Ontario
CANADA


We have audited the accompanying balance sheet of Dynamic Reality, Inc. (a development stage company) as of December 31, 2000 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of Dynamic Reality's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1999 were audited by another auditor. We did not audit or review them and accordingly, express no opinion or other form of assurance on them.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Reality, Inc. as of December 31, 2000 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been presented assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Simon Krowitz Bolin & Associates, P.A.

February 20, 2001

DYNAMIC REALITY, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

DECEMBER 31,

                                                                    2000            1999
                                                                 ----------      ----------
ASSETS

OTHER ASSETS
     Prepaid Expenses                                            $    7,500               0
                                                                 ----------      ----------

TOTAL ASSETS                                                     $    7,500      $        0
                                                                 ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts Payable                                            $      300      $      300

LONG-TERM LIABILITIES
     Notes Payable                                                    7,500               0
                                                                 ----------      ----------

TOTAL LIABILITIES                                                     7,800             300
                                                                 ----------      ----------

STOCKHOLDERS' EQUITY
     Common Stock - $0.001 par value; 100,000,000 shares
      authorized, 1,000,000 shares issued and outstanding             1,000           1,000
     Common Stock Subscribed, 9,000,000 shares                        9,000
     Additional Paid in Capital                                       4,000           4,000
     Retained Earnings (Deficit)                                    (14,300)         (5,300)
                                                                 ----------      ----------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                   (300)           (300)
                                                                 ----------      ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $    7,500      $        0
                                                                 ==========      ==========

SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

DYNAMIC REALITY, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF INCOME AND RETAINED EARNINGS

FOR THE PERIODS

                                                                                             December 31,
                                                                                             1996
                                                                                             (inception) to
                                               January 1, 2000  to    January 1, 1999 to     December 31,
                                               December 31, 2000      December 31, 1999      2000
                                               -------------------    ------------------     --------------

REVENUES                                          $          0           $          0           $          0
                                                  ------------           ------------           ------------

GENERAL AND ADMINISTRATIVE EXPENSES
     Operating Expenses                                  9,000                      0                 14,000
     Legal and Accounting                                  300                    300
                                                  ------------           ------------           ------------

NET (LOSS)                                              (9,000)                  (300)               (14,300)

RETAINED EARNINGS (DEFICIT) - BEGINNING                 (5,300)                (5,000)                     0
                                                  ------------           ------------           ------------

RETAINED EARNINGS - ENDING                        $    (14,300)          $     (5,300)          $    (14,300)
                                                  ============           ============           ============



NET (LOSS) PER SHARE - BASIC                      $      (0.00)          $      (0.00)          $      (0.00)

WEIGHTED AVERAGE SHARES USED IN PER
 SHARE CALCULATION - BASIC                          10,000,000             10,000,000             10,000,000
                                                  ============           ============           ============

SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

DYNAMIC REALITY, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

FOR THE PERIOD


                                                                                                                December 31,
                                                                                                                1996
                                                                                                                (inception) to
                                                                      January 1, 2000 to   January 1, 1999 to   December
                                                                      December 31, 2000    December 31, 1999    31, 2000
                                                                      ------------------   ------------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net (Loss)                                                         $   (9,000)          $     (300)          $   (5,300)
   Adjustments to reconcile net income to net cash (used) by
    operating activities:
   Changes in assets and liabilities:
     Increase in Accounts Payable                                              0                  300                  300
     Increase in Prepaid Expenses                                         (7,500)                   0               (7,500)
                                                                      ----------           ----------           ----------

NET CASH (USED) BY OPERATING ACTIVITIES                                  (16,500)                   0              (12,500)
                                                                      ----------           ----------           ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Issuance of Common Stock                                                    0                  300                5,000
   Increase in Notes Payable                                               7,500                    0                7,500
   Common Stock Subscribed                                                 9,000                    0                    0
                                                                      ----------           ----------           ----------

NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                                               16,500                    0               12,500

NET INCREASE IN CASH                                                           0                    0                    0

CASH - BEGINNING                                                               0                    0                    0
                                                                      ----------           ----------           ----------

CASH - ENDING                                                         $        0           $        0           $        0
                                                                      ==========           ==========           ==========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
   Significant Non-cash Financing Activities:
     Common Stock Issued for Services Rendered at
      December 31, 1996 (inception)                                   $                    $        0           $    5,000
     Common Stock Subscribed for Services Rendered                         9,000
                                                                      ==========           ==========           ==========

SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

DYNAMIC REALITY, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY

FOR THE PERIOD DECEMBER 31, 1996 (INCEPTION) TO DECEMBER 31, 2000


                                                                             ADDITIONAL
                                                                               PAID IN          RETAINED
                                            SHARES           AMOUNT            CAPITAL          EARNINGS            TOTAL
                                         ------------     ------------      ------------      ------------      ------------
BALANCE AT DECEMBER 31, 1996
 (INCEPTION)                                        0     $          0      $          0      $          0      $          0

ISSUANCE OF COMMON STOCK FOR
 SERVICES RENDERED @ 1.00 PER SHARE             5,000            5,000                 0                 0             5,000

NET LOSS                                            0                0                 0            (5,000)           (5,000)
                                         ------------     ------------      ------------      ------------      ------------

BALANCE - DECEMBER 31, 1996                     5,000            5,000                 0            (5,000)                0

NET LOSS - YEAR ENDED DECEMBER
  31, 1997                                          0                0                 0                 0                 0
                                         ------------     ------------      ------------      ------------      ------------

BALANCE - DECEMBER 31, 1997                     5,000            5,000                 0            (5,000)                0

NET LOSS - YEAR ENDED DECEMBER 31,
  1998                                              0                0                 0                 0                 0
                                         ------------     ------------      ------------      ------------      ------------

BALANCE - DECEMBER 31, 1998                     5,000            5,000                 0            (5,000)                0

ON MARCH 10, 1999:
- CHANGED VALUE OF STOCK FROM NO
   PAR VALUE TO 0.001 PER SHARE                     0           (4,000)            4,000                 0                 0

- FORWARD SPLIT 200:1 RESULTED IN
   ADDITIONAL ISSUANCE                        995,000                0                 0                 0                 0

NET LOSS - YEAR ENDED DECEMBER
  31, 1999                                          0                0                 0              (300)             (300)
                                         ------------     ------------      ------------      ------------      ------------

BALANCE - DECEMBER 31, 1999                 1,000,000            1,000             4,000            (5,300)             (300)

NET LOSS - YEAR ENDED DECEMBER
  31, 2000                                          0                0                 0            (9,000)           (9,000)

COMMON STOCK SUBSCRIBED                     9,000,000            9,000                 0                 0             9,000
                                         ------------     ------------      ------------      ------------      ------------

BALANCE - DECEMBER 31, 2000                10,000,000     $     10,000      $      4,000      $    (14,300)     $       (300)
                                         ============     ============      ============      ============      ============

SEE AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS.

DYNAMIC REALITY, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         History and Business Activity - Dynamic Reality, Inc. (the "Company") is a development stage company in accordance with SFAS No. 7, with no current business operations as of December 31, 2000. The Company was incorporated in the state of Nevada on December 31, 1996 under the name Dynamic Reality Incorporated. The Company's business goal is to develop and implement a successful internet-based retail, marketing and consumer product information portal. The Company has adopted a business plan to enter the internet-based, on-line marketing and electronic product retail marketplace. In addition to electronic product retailing, the portal will provide consumers with timely product and industry-related information and news of interest and under co-marketing arrangements, convenient, electronic lines to additional web sites.

         Income Taxes - Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

         Basic and Diluted Net Income (Loss) Per Share - Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is also computed using the weighted average number of common shares outstanding during the period. The Company has no convertible debentures or shares outstanding and no stock options or warrants outstanding.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

         Since the Company has not yet realized income as of the date of this report, no provision for income taxes has been made.

DYNAMIC REALITY, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2000


NOTE 3 - SHAREHOLDERS EQUITY

         Common Stock - The initial authorized common stock of Dynamic Reality, Inc. consists of 25,000 shares with no par value.

         On March 10, 1999 the State of Nevada approved the Company's restated articles of incorporation which increased the authorized shares of common stock from 25,000 common shares to 100,000,000 common shares. The par value was changed from no par to $.001.

         On March 10, 1999 the Board of Directors authorized the forward split on a 200:1 ratio, of the outstanding common shares of the company, thus increasing its number of outstanding shares from 5,000 to 1,000,000.

         On March 10, 1999 the Board of Directors authorized a stock issuance totaling 995,000 common shares of the company to reflect the change above.

         Preferred Stock - Dynamic Reality, Inc. has no preferred stock.

NOTE 4 - RELATED PARTY TRANSACTIONS

         The Company neither owns nor leases any real or personal property. Office space and services are made available through an officer without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein. The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A Company policy for handling such a conflict has not yet been formulated.

NOTE 5 - CONTINGENCIES

         Legal - The Company is not currently aware of any other legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the company's financial position or results of operations.

DYNAMIC REALITY, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2000


NOTE 7 - COMMITMENTS

         The Company has signed two separate promissory notes with Mr. Alan Akselrod and ZDG Investments Limited for the sum of USD $5,000 and USD $2,500, respectively on December 20, 2000. They both are due on February 15, 2002.

NOTE 8 - SUBSEQUENT EVENTS

         An additional 9,000,000 shares of common stocks were authorized and issued to the Company's majority owned president, Cindy Roach, on January 17, 2001 for her consulting service of drafting the business plan.

NOTE 9 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. It is the intent of the Company to seek capital by the sale of securities or loans. Until that time the stockholders/officers and/or directors have committed to advancing the operating costs of the Company interest free.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS

Exhibit Number                                    Name of Exhibit

3.01                                              Articles of Incorporation of Dynamic Reality, Inc.*

3.02                                              Amendment to Articles of Incorporation of Dynamic
                                                  Reality, Inc.*

3.03                                              By-laws of Dynamic Reality, Inc.*

4.1                                               Form of Stock Certificate*

10.1                                              Agreement with Vstore, Inc.*

----------

*  Filed herewith

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              DYNAMIC REALITY, INC.

April 6, 2001                 By /s/ Cindy Roach
                                 -----------------------------------------
                              Cindy Roach, President, Secretary, Treasurer
                              & Chief Financial Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

3.01                     Articles of Incorporation of Dynamic Reality, Inc.*


3.02                     Amendment to Articles of Incorporation of Dynamic
                         Reality, Inc. *

3.03                     By-laws of Dynamic Reality, Inc.*

4.1                      Form of Stock Certificate*

10.1                     Agreement with Vstore Inc.*

----------

*   Filed herewith




                                      22